UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No.     ) *

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

January 20, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Thrive Capital Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 15,389,541 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 15,389,541 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,389,541 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 433000 106	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Claremount V Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 15,389,541 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 15,389,541 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,389,541 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 433000 106	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Thrive Partners V GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 15,389,541 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 15,389,541 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,389,541 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 433000 106	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Joshua Kushner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 15,389,541 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 15,389,541 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,389,541 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 433000 106	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Hims & Hers Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2269 Chestnut Street, #523, San Francisco, California 94123

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Thrive Capital Partners V, L.P. (“Thrive V”)

Claremount V Associates, L.P. (“Claremount V”)

Thrive Partners V GP, LLC (“Thrive GP”)

Joshua Kushner (“Kushner”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, NY 10012.

Item 2(c).	Citizenship:

Each of Thrive V and Claremount V is a Delaware limited partnership. Thrive GP is a Delaware limited liability company. Kushner is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

433000 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 433000 106	13G	Page 7 of 10 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: As of January 20, 2021, Thrive V holds (i) 13,687,284 shares of Class A Common Stock, (ii) a warrant to purchase 84,027 shares of Class A Common Stock and (iii) 1,338,897 earn out shares that will vest into Class A Common Stock if the trading price of the Class A Common Stock meets certain price thresholds (collectively, the “Thrive V Shares”). As of January 20, 2021, Claremount V holds (i) 253,034 shares of Class A Common Stock, (ii) a warrant to purchase 1,551 shares of Class A Common Stock and (iii) 24,748 earn out shares that will vest into Class A Common Stock if the trading price of the Class A Common Stock meets certain price thresholds (collectively, the “Claremount V Shares”, and together with the Thrive V Shares, the “Shares”). By virtue of their relationship as affiliated entities and who share a controlling entity, Thrive V and Claremount V may be deemed to share the power to direct the disposition and vote of the Shares. Thrive V and Claremount V may therefore be deemed to beneficially own 15,389,541 shares of Class A Common Stock. As the sole general partner of Thrive V and Claremount V, Thrive GP may be deemed to beneficially own the Shares. As the sole managing member of Thrive GP, Kushner also may be deemed to beneficially own the Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 181,572,813 shares deemed to be outstanding, which includes the (i) 181,487,235 outstanding shares of Class A Common Stock, (ii) Thrive V’s warrant to purchase 84,027 shares of Class A Common Stock and (iii) Claremount V’s warrant to purchase 1,551 shares of Class A Common Stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Class A Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 433000 106	13G	Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 433000 106	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 29, 2021

THRIVE CAPITAL PARTNERS V, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

CLAREMOUNT V ASSOCIATES, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

THRIVE PARTNERS V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

/s/ Joshua Kushner

Joshua Kushner

CUSIP No. 433000 106	13G	Page 10 of 10 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Hims & Hers Health, Inc.

Executed this 29th day of January, 2021.

THRIVE CAPITAL PARTNERS V, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

CLAREMOUNT V ASSOCIATES, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

THRIVE PARTNERS V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

/s/ Joshua Kushner

Joshua Kushner